UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 7)

PAMPA ENERGÍA S.A.
(Name of Issuer)

Common Shares, par value Ps.1.00 (the “Pampa Shares”) American Depositary Shares, each representing 25 Pampa Shares (the “Pampa ADSs”)
(Title of Class of Securities)

697660207*
(CUSIP Number)

Diego Martín Salaverri Maipú 1 C1084ABA, City of Buenos Aires Argentina +54-11-4344-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This CUSIP number applies to the Pampa ADSs, each representing 25 Pampa Shares, par value Ps.1.00. No CUSIP number exists for the underlying Pampa Shares since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 697660207	13D/A	Page 2 of 2 Pages

1.	Names of Reporting Persons: Grupo Mtres S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC, AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Uruguay
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 34,754,750
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 34,754,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,754,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 1.89%
14.	Type of Reporting Person: HC

CUSIP No. 697660207	13D/A	Page 3 of 11 Pages

1.	Names of Reporting Persons: Tres Emes Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 34,754,750
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 34,754,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,754,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 1.89%
14.	Type of Reporting Person: HC

CUSIP No. 697660207	13D/A	Page 4 of 11 Pages

1.	Names of Reporting Persons: Emes Inversora S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 34,754,750
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 34,754,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,754,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 1.89%
14.	Type of Reporting Person: HC

CUSIP No. 697660207	13D/A	Page 5 of 11 Pages

1.	Names of Reporting Persons: Mindlin Warrants S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Uruguay
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 186,221,675
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 186,221,675
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 186,221,675
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 10.14%
14.	Type of Reporting Person: HC

CUSIP No. 697660207	13D/A	Page 6 of 11 Pages

1.	Names of Reporting Persons: Marcos Marcelo Mindlin
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 186,221,675
	8.	Shared Voting Power: 34,754,750
	9.	Sole Dispositive Power: 186,221,675
	10.	Shared Dispositive Power: 34,754,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 220,976,425
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 12.03%
14.	Type of Reporting Person: IN

Item 1.   Security and Issuer.

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2010 (the “Original Schedule 13D”), as amended from time to time (the “Schedule 13D”), with respect to the common shares (the “Pampa Shares”) of Pampa Energía S.A., a sociedad anónima organized under the laws of the Republic of Argentina (the “Issuer”), and the American depositary shares (the “Pampa ADSs”) of the Issuer, each representing 25 Pampa Shares, that are traded on the New York Stock Exchange. The principal executive offices of the Issuer are located at Maipú 1, 22nd Floor, C1084ABA, City of Buenos Aires, Argentina.

Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 7 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.   Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

This Amendment No. 7 is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, by the persons listed in (1) to (5) below (the “Reporting Persons”):

(1)                 Grupo Mtres S.A. (“Grupo M”) (formerly known as Dolphin Fund Management S.A.) is a sociedad anónima organized under the laws of the Republic of Uruguay.  The address of its principal office is Zabala 1422, Piso 2, Montevideo, Uruguay.  Grupo M is a holding company whose primary investments are the Pampa Shares disclosed herein and its interest in Pampa F&F LLC (“Pampa F&F”), which entity was dissolved and wound-up.  Grupo M is a wholly owned subsidiary of Tres Emes Ltd.

(2)                 Tres Emes Ltd. (“Tres M”) (formerly known as Consultores Fund Management Ltd.) is an ordinary company organized under the laws of the Cayman Islands.  The address of its principal office is Regatta Office Park, West Bay Road, Grand Cayman KY1-1205, Cayman Islands.  Tres M is a holding company whose primary investment is its interest in Grupo M, through which it indirectly owns the Pampa Shares disclosed herein. Tres M is wholly owned by Emes Inversora S.A.

(3)                 Emes Inversora S.A. (“Emes”) (formerly known as Dolphin Inversora S.A.) is a sociedad anónima organized under the laws of the Republic of Argentina.  The address of its principal office is Maipú 1, C1084ABA, City of Buenos Aires, Argentina.  Emes is a holding company whose primary investment is its interest in Tres M, through which it indirectly owns the Pampa Shares disclosed herein. Emes is controlled by Marcos Marcelo Mindlin (“Marcelo Mindlin”).

(4)                 Mindlin Warrants S.A. (“MW”) is a sociedad anónima organized under the laws of the Republic of Uruguay. The address of its principal office is Costa Rica 1538, Montevideo (11500), Uruguay.  MW is a holding company whose primary investment is owning the Pampa Shares disclosed herein.  MW is wholly-owned by Marcelo Mindlin.

(5)                 Marcelo Mindlin is a citizen of Argentina.  Marcelo Mindlin is the Chairman of the Board of Directors (the “Board”) and Executive Director of the Issuer, and his principal business address is Maipú 1, 22nd Floor, C1084ABA, City of Buenos Aires, Argentina.

The directors and executive officers of each of Tres M and Emes are Marcelo Mindlin, Damián Miguel Mindlin (“Damián Mindlin”) and Gustavo Mariani.  The directors and executive officers of Grupo M are Damián Mindlin, Gustavo Mariani and Germán Pérez. The directors and executive officers of MW are Marcelo Mindlin and Germán Pérez.

Damián Mindlin is a citizen of Argentina.  Damián Mindlin is a member of the Board and the Director, Vice Chairman and Purchasing, QSELH [1], Property Security and Marketing Director of the Issuer.  His principal business address is Maipú 1, 22nd Floor, C1084ABA, City of Buenos Aires, Argentina.

Gustavo Mariani is a citizen of Argentina.  Gustavo Mariani is the Vice-Chairman of the Board, as well as  Co‑Chief Executive Officer, Chief Generation Manager and Chief of New Business of the Issuer.  His principal business address is Maipú 1, 22nd Floor, C1084ABA, City of Buenos Aires, Argentina.

Germán Pérez is a citizen of Uruguay.  Germán Pérez is a director of Grupo M and MW.  His principal business address is Costa Rica 1538, Montevideo (11500), Uruguay.

None of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers or members, as applicable, of Grupo M, Tres M, Emes or MW has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Sources and Amount of Funds or Other Consideration.

No material changes.

Item 4.   Purpose of Transaction.

No material changes.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) and (b)             The Reporting Persons have, as of September 5, 2017, the following interests in the Pampa Shares:

	Pampa Shares Beneficially Owned	% of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
Grupo M	34,754,750	1.89%	-0-	34,754,750	-0-	34,754,750
Tres M	34,754,750	1.89%	-0-	34,754,750	-0-	34,754,750
Emes Inversora	34,754,750	1.89%	-0-	34,754,750	-0-	34,754,750
MW	186,221,675	10.14%	186,221,675	-0-	186,221,675	-0-
Marcelo Mindlin	220,976,425	12.03%	186,221,675	34,754,750	186,221,675	34,754,750

(c)           Since the most recent filing on Schedule 13D, the following transactions by Reporting Persons took place with respect to Pampa Shares:

[1]Quality, Safety, Environment & Labor Health

Reporting Person	Date of Transaction	Pampa Shares Acquired/(Sold)	Pampa ADSs Acquired/(Sold)	Price per Pampa ADS (USD)	Broker
Grupo Mtres S.A.	01/23/2017	(399,950)	(15,998)	44.96	J.P. Morgan Securities LLC (“JPM Securities”)
Grupo Mtres S.A.	01/24/2017	(5,763,825)	(230,553)	44.83	Nomura America Securities LLC (“Nomura Securities”)
Grupo Mtres S.A.	01/26/2017	(4,448,500)	(177,940)	45.38	JPM Securities
Grupo Mtres S.A.	01/27/2017	(14,850)	(594)	45.51	Nomura Securities
Grupo Mtres S.A.	01/30/2017	(528,900)	(21,156)	45.54	Nomura Securities
Grupo Mtres S.A.	01/31/2017	(5,750,000)	(230,000)	45.79	JPM Securities
Grupo Mtres S.A.	02/02/2017	(7,500,000)	(300,000)	49.05	JPM Securities
Grupo Mtres S.A.	02/03/2017	(4,116,125)	(164,645)	48.96	Nomura Securities
Grupo Mtres S.A.	03/16/2017	(2,177,050)	(87,082)	48.91	JPM Securities
Grupo Mtres S.A.	03/17/2017	(675,000)	(27,000)	49.00	JPM Securities
Grupo Mtres S.A.	04/11/2017	(499,200)	(19,968)	59.63	JPM Securities
Grupo Mtres S.A.	04/13/2017	(135,075)	(5,403)	59.07	JPM Securities
Grupo Mtres S.A.	04/17/2017	(892,575)	(35,703)	58.92	JPM Securities
Grupo Mtres S.A.	04/18/2017	(21,575)	(863)	59.01	JPM Securities
Grupo Mtres S.A.	05/16/2017	(25,325)	(1,013)	60.79	JPM Securities
Mindlin Warrants S.A.	05/30/2017	(400,000)	(16,000)	63.01	JPM Securities
Mindlin Warrants S.A.	05/31/2017	(200,000)	(8,000)	63.00	JPM Securities
Mindlin Warrants S.A.	06/01/2017	(1,500,000)	(60,000)	64.29	JPM Securities
Mindlin Warrants S.A.	06/02/2017	(1,074,900)	(42,996)	64.39	JPM Securities
Mindlin Warrants S.A.	06/05/2017	(15,000)	(600)	64.19	JPM Securities
Mindlin Warrants S.A.	06/06/2017	(30,000)	(1,200)	64.08	JPM Securities
Mindlin Warrants S.A.	06/09/2017	(30,850)	(1,234)	64.01	JPM Securities
Mindlin Warrants S.A.	06/19/2017	(2,050,000)	(82,000)	64.77	JPM Securities
Mindlin Warrants S.A.	07/18/2017	414,600	16,584	51.59	JPM Securities
Grupo Mtres S.A.	07/21/2017	(1.250,000)	(50,000)	55.58	Nomura Securities

To the knowledge of the Reporting Persons, (i) Gustavo Mariani beneficially owns 43,435,901 Pampa Shares, or 2.37% of the outstanding Pampa Shares, and (ii) Damian Mindlin beneficially owns 42,785,900 Pampa Shares, or 2. 33% of the outstanding Pampa Shares.

Except as described above, no Reporting Persons have and, to the knowledge of the Reporting Persons, no persons otherwise identified in Item 2 have effected any transactions in the Pampa Shares or Pampa ADSs since the most recent filing on Schedule 13D.

(d)           No person, other than the Reporting Persons, is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 7.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

No material changes.

Item 7.  Material to Be Filed as Exhibits.

                No material changes.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 is true, complete and correct.

Dated:  September 5, 2017

Grupo Mtres S.A.

By: /s/ Damián Mindlin

Name: Damián Mindlin

Title: President

Tres Emes Ltd.

By:  /s/ Marcelo Mindlin

Name: Marcelo Mindlin

Title: President

Emes Inversora S.A.

By: /s/ Marcelo Mindlin

Name: Marcelo Mindlin

Title: President

Mindlin Warrants S.A.

By: /s/ Marcelo Mindlin

Name: Marcelo Mindlin

Title: President

Marcos Marcelo Mindlin

By: /s/ Marcelo Mindlin